Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

#13, 8104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

December 9, 2004

3.

News Release

December 9, 2004 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced that it has completed the closing of a private placement, raising gross proceeds of $204,550 to enhance its marketing and training programs, software development and working capital.

Mr. Ken W. Powell, President of the Corporation subscribed for 400,000 Common Shares and 400,000 Warrants under the private placement.

The Corporation is pleased to announce that Mr. Robert Roddick. QC, of Edmonton, Alberta has joined the Board of Directors.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced that it has completed the closing of a private placement, raising gross proceeds of $204,550 to enhance its marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,363,667 Units comprised of 1,363,667 Common Shares and 1,363,667 Warrants exercisable at $0.20 on or before November 30, 2005, and at $0.25 on or before November 30, 2006.  The Corporation paid a finder’s fee in the amount of $13,255 pursuant to TSX Venture Exchange policy.  The securities issued under the private placement are subject to a four-month hold period.

Mr. Ken W. Powell, President of the Corporation subscribed for 400,000 Common Shares and 400,000 Warrants under the private placement.  As a result Mr. Powell now holds 3,703,300 (25%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,300,000 Common Shares on exercise of the Warrants.

The Corporation is pleased to announce that Mr. Robert Roddick. QC, of Edmonton, Alberta has joined the Board of Directors.  Mr. Roddick’s expertise will be a valuable asset to the Corporation.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

December 9, 2004